Exhibit 99.1

James Hardie Announces Successful Syndication of New Credit Facilities

SYDNEY—May 31, 2025—(BUSINESS WIRE)— James Hardie Industries plc (ASX: JHX) (“James Hardie” or the “Company”) announced today the successful syndication of new credit facilities to support its operations and its planned transaction with The AZEK Company Inc. ( AZEK).

Transaction Highlights

•	The Company syndicated new senior secured credit facilities totaling $3.5 billion with broad support including 30 participating banks.

•	Specifically, the Company secured a $1 billion revolving credit facility and $2.5 billion senior secured Term Loan A split between a $750 million 3-year tranche and $1,750 million 5-year tranche.

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Following entry into the new credit facilities, bridge facility commitments under the commitment letter (as defined below) made with certain lenders in connection with James Hardie’s pending transaction with AZEK were reduced from $4.3 billion to $1.7 billion.

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The facilities will price at an applicable margin for Term SOFR-based loans for the 3-year between 1.25% to 1.875%, and for the 5-year between 1.375% to 2.00%, depending on Holdings’ Consolidated Net Leverage Ratio.

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In connection with this, the Company entered into an interest rate swap agreement to fix the 3-month SOFR at 3.79% on $1 billion notional through June of 2028. The swap increases rate certainty and reduces interest expense vs. the current SOFR rate.

“We are pleased with the strong show of support that this syndication received from new and existing investors and appreciate their partnership. Their participation in these new credit facilities underscores the market’s confidence in our value proposition and conviction in our future,” said Rachel Wilson, CFO of James Hardie. “With this action, we will be executing on our growth strategy from an attractive and flexible financial position.”

Transaction Details

Certain of the Company’s wholly-owned subsidiaries—James Hardie International Group Limited (“Holdings”), JH North America Holdings Inc. (“JHNAH”), James Hardie International Finance DAC (“JHIF”), James Hardie US Holdings Limited (“JHUSH”) and James Hardie Building Products Inc. (“JHBP”) entered into a Credit and Guaranty Agreement (the “Credit Agreement”), with the lenders and L/C issuers party from time to time thereto, and Bank of America, N.A., as administrative agent and as collateral agent.

The Credit Agreement provides for senior secured credit facilities (the “Credit Facilities”) in an aggregate principal amount of $3.5 billion, consisting of (a) a senior secured term “A” loan facility in an aggregate principal amount of $750 million (the “Term A-1 Facility”), (b) a senior secured term “A” loan facility in an aggregate principal amount of $1.75 billion (the “Term A-2 Facility” and, together with the Term A-1 Facility, the “Term Facilities”) and (c) a senior secured revolving credit facility in an aggregate principal amount of $1 billion (the “Revolving Facility”). The Revolving Facility also contains a $100 million sublimit for the issuance of letters of credit and a $50 million sublimit for the borrowing of swing line loans. JHNAH is the borrower under the Term Facilities and JHNAH, JHIF, JHUSH and JHBP are co-borrowers under the Revolving Facility (collectively, the “revolving credit borrowers” and, together with JHNA in its capacity as borrower under the Term Facilities, the “borrowers”).

As previously disclosed, on March 23, 2025, James Hardie and AZEK entered into an Agreement and Plan of Merger (the “Merger Agreement”). In connection with the merger contemplated thereby (the “Merger”), JHNAH previously entered into a commitment letter (the “commitment letter”) with certain lenders pursuant to which such lenders committed to provide, subject to the terms and conditions therein, a 364-day senior unsecured bridge term loan credit facility in an aggregate principal amount of $4.3 billion to finance a portion of the Merger and related transactions. On the effective date of the Credit Facilities (the “Signing Date”), the commitments under the commitment letter were reduced by $2.6 billion on account of commitments represented by the Credit Facilities.

No borrowings under the Revolving Facility were made on the Signing Date; however, letters of credit were issued thereunder to “grandfather” existing letters of credit under the borrowers’ existing revolving credit facility (which was repaid in full and terminated at the Signing Date). Prior to consummation of the Merger, no borrowings are available under Term Facilities and only up to $600 million (the “Pre-Merger Revolving Facility Cap”) of the commitments under the Revolving Facility are available. If the Merger is abandoned or not consummated within five business days following the termination date set forth in the Merger Agreement, or JHNAH so elects, the commitments under the Term Facilities will be reduced to zero and, thereupon, the commitments under the Revolving Facility will be automatically reduced by $400 million. If funded, the Term A-1 Facility will mature, and all obligations thereunder shall become due and payable, on the third anniversary of the Signing Date. The Term A-2 Facility (if funded) and the Revolving Facility will mature, and all obligations thereunder shall become due and payable and all commitments under the Revolving Facility will terminate, on the fifth anniversary of the Signing Date.

Prior to consummation of the Merger, the revolving credit borrowers may borrow funds available under the Revolving Facility, on a revolving basis in an aggregate amount not to exceed the Pre-Merger Revolving Facility Cap, in the form of revolving loans or letters of credit, subject to certain customary conditions. Proceeds of revolving loans and letters of credit will be used to finance the working capital needs and other general corporate purposes of Holdings and its subsidiaries (including for working capital and/or purchase price adjustments, refinancings of existing debt, acquisitions and other Investments, capital expenditures, dividends and other distributions, payment of related costs, fees and expenses and any other purpose not prohibited by the Credit Agreement and related loan documents). On the date of consummation of the Merger, subject to certain customary conditions, borrowings under the Credit Facilities will be used to finance a portion of the cash consideration payable in connection with the Merger and related transactions, to repay indebtedness outstanding under AZEK’s existing credit facilities and to pay costs and expenses related to the Merger and the Credit Facilities. Thereafter, the Pre-Merger Revolving Facility Cap shall be automatically removed, and borrowings under the Revolving Facility will be available for the same purposes as permitted during the period prior to consummation of the Merger.

The principal amount of loans, if any, under the Credit Facilities will bear interest at a rate per annum equal to, at JHNAH’s option, either at a Term SOFR-based rate (with such customary provisions under the Credit Agreement providing for the replacement of Term SOFR with any successor rate) or an alternate base rate, in each case plus an applicable borrowing margin based on the Company’s Consolidated Net Leverage Ratio (as defined in the Credit Agreement). With respect to the Term A-1 Facility (if funded), (i) from and after the date of consummation of the Merger and until the date that JHIF delivers a compliance certificate for the first full fiscal quarter of James Hardie occurring thereafter to the administrative agent pursuant to the Credit Agreement, the applicable margin for alternate base rate loans will be 0.625%, and the applicable margin for Term SOFR-based loans will be 1.625%, and (ii) thereafter, the applicable margin for alternate base rate loans varies from 0.25% to 0.875% and the applicable margin for Term SOFR-based loans will vary from 1.25% to 1.875%, in each case, depending on the Company’s Consolidated Net Leverage Ratio. With respect to the Term A-2 Facility (if funded), (i) from and after the date of consummation of the Merger and until the date that JHIF delivers a compliance certificate for the first full fiscal quarter of James Hardie occurring thereafter to the administrative agent pursuant to the Credit Agreement, the applicable margin for alternate base rate loans will be 0.75%, and the applicable margin for Term SOFR-based loans will be 1.75%, and (ii) thereafter, the applicable margin for alternate base rate loans varies from 0.375% to 1.00% and the applicable margin for Term SOFR-based loans will vary from 1.375% to 2.00%, in each case, depending on the Company’s Consolidated Net Leverage Ratio. With respect to the Revolving Facility (including any swing line loans), (i) from and after the Signing Date until the date that JHIF delivers a compliance certificate for the first full fiscal quarter of James Hardie occurring after the date of consummation of the Merger (or, if earlier, the date that the commitments under the Term Facilities are terminated prior to funding) to the administrative agent pursuant to the Credit Agreement, the applicable margin for alternate base rate loans will be 0.75%, and the applicable margin for Term SOFR-based loans will be 1.75%, and (ii) thereafter, the applicable margin for alternate base rate loans varies from 0.375% to 1.00% and the applicable margin for Term SOFR-based loans will vary from 1.375% to 2.00%, in each case, depending on Holdings’ Consolidated Net Leverage Ratio.

Unutilized commitments under the Credit Facilities are subject to a per annum fee equal to (i) from and after the Signing Date until the date that JHIF delivers a compliance certificate for the first full fiscal quarter of James Hardie occurring after the date of consummation of the Merger (or, if earlier, the date that the commitments under the Term Facilities are terminated prior to funding) to the administrative agent pursuant to the Credit Agreement, 0.25%, and (ii) thereafter, an amount that varies from 0.20% to 0.30%, depending on the Company’s Consolidated Net Leverage Ratio.

The revolving credit borrowers are also required to pay a letter of credit fronting fee to each L/C issuer equal to 0.125% per annum of the amount available to be drawn under each such letter of credit, as well as a letter of credit fee to all lenders under the Revolving Facility equal to the applicable margin for Term SOFR under the Revolving Facility times the average daily amount available to be drawn under all outstanding letters of credit, and each letter of credit fee shall not be less than $500. The borrowers are also required to pay certain customary agency fees.

The obligations under the Credit Agreement (i) are guaranteed on a senior secured basis by Holdings and each borrower (except with respect to their own obligations thereunder) and, to the extent a guarantor coverage test set forth in the Credit Agreement is unsatisfied as of any annual testing date occurring after the date of consummation of the Merger (or, if earlier, the date that the commitments under the Term Facilities are terminated prior to funding), certain future subsidiaries of Holdings (collectively, the “Guarantors”), and (ii) are secured by a lien on the equity interests of certain direct wholly owned material U.S. restricted subsidiaries of Holdings and the borrowers that are not restricted from being pledged pursuant to applicable regulatory requirements or applicable law (subject to certain liens permitted under the Credit Agreement). The Credit Agreement also contains provisions providing for the release of the Collateral prior to payoff, subject to certain conditions set forth therein.

The Credit Agreement requires commitments under the Term Facilities to be reduced, and loans (if funded) to be prepaid, with, (i) 100% of the net cash proceeds of certain non-ordinary course asset sales by Holdings or any of its subsidiaries and (ii) 100% of the net cash proceeds of certain issuances, offerings or placements of indebtedness by Holdings or any of its subsidiaries, in each case subject to certain exceptions set forth in the Credit Agreement. The Term A-2 Facility will amortize, on quarterly basis, (i) during the first and second years after the date of consummation of the Merger, in an amount equal to 0.625% of the aggregate principal amount of the loans actually funded thereunder, and (b) during the third, fourth and fifth years after the after the date of consummation of the Merger, 1.25% of the aggregate principal amount of the loans actually funded thereunder, with the balance payable at maturity.

The Credit Agreement contains usual and customary affirmative and negative covenants for facilities and transactions of this type and that, among other things, restrict Holdings and its restricted subsidiaries’ ability to incur additional indebtedness, create liens, consolidate or merge, make acquisitions and other investments, guarantee obligations of third parties, make loans or advances, declare or pay certain dividends or distributions on Holdings’ stock, redeem or repurchase shares of Holdings’ stock, and engage in transactions with affiliates. These covenants are subject to a number of qualifications and limitations, each of which are set forth in the Credit Agreement.

The Credit Agreement also contains a springing equal and ratable provision to the extent additional collateral secures certain material credit facility and bond debt for borrowed money, on terms and subject to exceptions set forth in the Credit Agreement.

The Credit Agreement provides for customary events of default, including, but not limited to, failure to pay principal and interest, failure to comply with covenants, agreements or conditions, certain amendments by James Hardie to the AFFA and certain events of bankruptcy or insolvency involving Holdings and its material subsidiaries.

In connection with its entry into the Credit Agreement, JHNAH entered into a rate swap agreement with Bank of America N.A. to fix the 3 month Term SOFR at 3.79% on a $1.0 billion notional amount through June of 2028.

For more information on the proposed transaction with The AZEK Company Inc please see jameshardieandazek.com. The information included on, or accessible through, such website is not incorporated by reference into this communication.

Cautionary Disclosure Regarding Forward-Looking Statements

Statements in this communication that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include statements about: the proposed transaction between the Company and AZEK (the “Transaction”), including estimated synergies, and the expected timing of completion of the Transaction; the Company’s future performance or expectations; the Company’s plans, objectives or goals; and the Credit Facilities, borrowings thereunder, use of proceeds thereof, related swap transactions and any other financing transactions related to the Transaction. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “trend,” “forecast,” “guideline,” “aim,” “objective,” “will,” “should,” “could,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions may identify forward-looking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward looking statements.

Forward-looking statements of James Hardie and AZEK, respectively, are based on the current expectations, estimates and assumptions of James Hardie and AZEK, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of James Hardie or AZEK. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors include risks and uncertainties relating to the Transaction, including, but not limited to, the possibility that required regulatory approvals for the Transaction or approval of the Transaction by AZEK’s stockholders and other conditions to closing are not received or satisfied on a timely basis or at all; the possible occurrence of events that may give rise to a right of either or both of James Hardie and AZEK to terminate the merger agreement providing for the Transaction; possible negative effects of the announcement or the consummation of the Transaction on the market price of James Hardie’s and/or AZEK’s shares and/or on their respective businesses, financial conditions, results of operations and financial performance; uncertainties as to access to financing (including financing for the Transaction) on a timely basis and on reasonable terms; the impact of the additional indebtedness the Company would incur in connection with the Transaction; risks relating to the value of the James Hardie shares to be issued in the Transaction and the contemplated listing arrangements for James Hardie shares and depositary interests following the Transaction; risks relating to significant transaction costs and/or unknown liabilities; the possibility that the anticipated synergies and other benefits from the Transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the Transaction; risks associated with Transaction-related litigation; the possibility that costs or difficulties related to the integration of James Hardie’s and AZEK’s businesses will be greater than expected; the risk that the Transaction and its announcement could have an adverse effect on the parties’ relationships with its and their employees and other business partners, including suppliers and customers; the potential for the Transaction to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the merger agreement providing for the Transaction to adversely affect the parties’ ability to pursue other business opportunities or strategic transactions; the risk of other Transaction related disruptions to the businesses, including business plans and operations, of James Hardie and AZEK; and the possibility that, as a result of the Transaction or otherwise, James Hardie could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers. There can be no assurance that the Transaction will in fact be consummated in the manner described or at all.

These factors are not necessarily all of the factors that could cause James Hardie’s, AZEK’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm James Hardie’s, AZEK’s or the combined company’s results.

The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward looking statements. All forward-looking statements attributable to James Hardie, AZEK or the combined company, or persons acting on James Hardie’s or AZEK’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward looking statements in this communication speak only as of the date of this communication and are statements of then current expectations concerning future results, events and conditions. Neither James Hardie nor AZEK assumes any obligation to update any forward looking statements or information except as required by law. If James Hardie or AZEK updates one or more forward-looking statements, no inference should be drawn that James Hardie or AZEK will make additional updates with respect to those or other forward-looking statements. Further information regarding James Hardie, AZEK and factors that could affect the forward-looking statements contained herein can be found in James Hardie’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, and in its other documents filed or furnished with the U.S. Securities and Exchange Commission (“SEC”), and in AZEK’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and in its other documents filed or furnished with the SEC.

Important Information and Where to Find It

In connection with the proposed transaction between James Hardie and AZEK, James Hardie has filed with the SEC a registration statement on Form F-4 (SEC File No. 333-286977), which includes a proxy statement/prospectus, that serves as a proxy statement of AZEK and as a prospectus of James Hardie, and each party has filed and may file other documents regarding the proposed transaction with the SEC. The registration statement was declared effective by the SEC on May 29, 2025, and the definitive proxy statement/prospectus was sent to AZEK stockholders on or about May 29, 2025. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they contain or will contain important information. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents that are filed or will be filed with the SEC by James Hardie or AZEK through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by James Hardie will be available from James Hardie free of charge on James Hardie’s website at ir.jameshardie.com.au or upon request submitted to James Hardie by e-mail addressed to investor.relations@jameshardie.com.au. Copies of documents filed with the SEC by AZEK will be available from AZEK free of charge on AZEK’s website at investors.azekco.com or upon request submitted to AZEK by mail addressed to The AZEK Company Inc., Attention: Corporate Secretary, 1330 W Fulton Street #350, Chicago, Illinois 60607. The information included on, or accessible through, James Hardie’s or AZEK’s website is not incorporated by reference into this communication.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

View source version on businesswire.com:

Investor and Media Contact

Joe Ahlersmeyer, CFA

Vice President, Investor Relations

+1 773-970-1213

investors@jameshardie.com

Source: James Hardie Industries plc

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